Report of Independent Accountants

To the Board of Trustees
And Shareholders of Boston Advisors Trust


In planning and performing our audits of the financial statements of Boston Advisors Cash Reserves Fund, Boston Advisors U.S. Government Money Market Fund and Boston Advisors Tax Free Money Market Fund (hereafter referred to collectively as the "Fund") for the year ended April 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Fund's internal control environment and its operation that we consider to be a material weakness as defined above. We noted that there were not adequate internal control procedures to reconcile the Fund's shareholder activity between the Fund's transfer agent and fund accounting agent as of April 30, 2001. Manage ment of the Fund and the transfer agent have substantially completed the reconciliation process through April 30, 2001 of the shareholder activity between the transfer agent records and fund accounting records and have instituted additional control procedures to address this matter. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Fund for the year ended April 30, 2001, and this report does not affect our report thereon dated July 12, 2001.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Boston, Massachusetts
July 12, 2001

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